SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2001

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F |X| FORM 40-F|_|

              Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 YES |_| NO |X|



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                           Forward Looking Statements

              This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

              We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

              This Form 6-K includes:

                 o Translation of the "Report from the Contributions Auditor in Connection with the Transaction to Contribute All Shares of Authentic8 International Inc. to ActivCard" addressed to the shareholders of ActivCard S.A. and filed in France with the Nanterre Commercial Court on April 2, 2001.




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              Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 6, 2001

                                     ACTIVCARD S.A.



                                     By:  /s/ Jean-Gerard Galvez
                                        ----------------------------------------
                                        Name:   Jean-Gerard Galvez
                                        Title:  President and Chief Executive
                                                Officer




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                                    ACTIVCARD
              Societe Anonyme with capital of 249,386,562.50 francs
                         24, avenue du General de Gaulle
                                 95150 Suresnes










--------------------------------------------------------------------------------


                      REPORT FROM THE CONTRIBUTIONS AUDITOR
                IN CONNECTION WITH THE TRANSACTION TO CONTRIBUTE
                                   ALL SHARES
                        OF AUTHENTIC8 INTERNATIONAL INC.
                                  TO ACTIVCARD

--------------------------------------------------------------------------------
















                                  Didier Kling
                             Contributions Auditor


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Ladies and Gentlemen:

By order of the Presiding Judge of the Nanterre Commercial Court dated March 5, 2001, I was appointed Contributions Auditor in charge of appraising:

    - the value of the shares of AUTHENTIC8 INTERNATIONAL INC. that are being contributed by A&B INVESTMENT MANAGEMENT PTY LTD, A&B VENTURE FUND COMPANY PTY LTD, AUSTRALIAN INNOVATION LIMITED, RON CATTELL, DEUTSCHE BANK AG, BRIAN DONALDSON, EDWARDS & ANGELL 1999 PARTNERS LLC, FIRST TRUSTEE COMPANY (NZ) LIMITED, GEORGE FOSTER, FOUNDER HOLDING CORPORATION LIMITED, HAMOON SYSTEMS PTY LTD, JAGEN PTY LTD, MOOROOLBARK INVESTMENT PTY LIMITED, MOOROOLBARK TECHNOLOGY PTY LIMITED, SILICON VALLEY BANK, MARK PRIEBATSH and HAMID HOMAYOUNI to the ACTIVCARD company;

    -   and the specific benefits that are to be granted to the contributors.

I have performed this assignment in accordance with article L. 225-147 of the Commercial Code.

I herewith submit to you my report on this transaction. The report will be structured as follows:

1. Overview of Transaction and Description of Contributions

2. Procedures Performed

3. Description and Valuation of Contributions

4. Consideration Received in Exchange for Contribution

5. Description and Evaluation of Specific Benefits

6. Conclusion


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I - OVERVIEW OF TRANSACTION AND DESCRIPTION OF CONTRIBUTIONS

    1.1 Companies Involved

AUTHENTIC8 INTERNATIONAL INC., all of whose shares are being contributed, is a company organized pursuant to the laws of the United States, registered in the state of Delaware. Its capital stock is made up of 2,340,098 common shares, 4,037,415 class A shares and 2,883,293 class B shares.

It conducts business in the same business sector as the company that is receiving the contributions. It has four subsidiaries, i.e. A8 Corporation Limited, which is registered in Ireland, Autentic8 Pty. Ltd and Authentic8.com Pty. Ltd, which are registered in Australia, and Authentic8 Inc., which is registered in the state of Delaware.

ACTIVCARD, the company that is receiving the contributions, is a societe anonyme organized pursuant to the laws of France, with capital of 249,386,562.50 francs, composed of 39,901,850 registered shares of 6.25 francs each. It is registered in the Nanterre Commercial Register under number 342 213 411 and its principal office is at 24 avenue du General de Gaulle in Suresnes (95150). Its business is the design, manufacture and marketing of computer security products. This company is listed on the NASDAQ and EASDAQ.

    1.2 Context and Purpose of Transaction

This contribution was the subject of a contribution contract signed on March 8, 2001. It is one of the components of an agreement, hereinafter called "Stock Purchase Agreement," which was executed on February 15, 2001, under which your company agreed to acquire all shares of AUTHENTIC8 INTERNATIONAL INC.

    The purpose of that acquisition and this contribution is to strengthen your company's commercial strategy and thereby enable it to acquire new distribution networks and improve the visibility of its digital identification products designed for access to secure networks using a chip card.


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    1.3 Suspensive Conditions

This contribution of shares will not be final until the conditions stipulated by the Stock Purchase Agreement, and specifically in article VIII thereof, have been met. It will be submitted to your approval at the Special Meeting of Shareholders on April 10, 2001.

    1.4 Tax Rules

This contribution will be subject to the tax rules governing contributions purely and simply for the part of the contribution that is compensated by shares, and to the tax rules governing contributions for valuable consideration for the part giving rise to a payment in cash.

II. - PROCEDURES PERFORMED

I have performed the procedures that I considered necessary pursuant to the standards issued by the Compagnie Nationale des Commissaires aux Comptes [National Company of Independent Auditors].

    2.1 Content of Main Procedures Performed

- I spoke with the members of the management of ACTIVCARD and with Mr. Jim Varay of SG Cowen, ACTIVCARD's advisory bank.

-   I obtained a copy of the Stock Purchase Agreement;

- I familiarized myself with the business forecasts made by AUTHENTIC8 INTERNATIONAL INC. for the current year;

- I obtained a copy of the memo written by ACTIVCARD outsourcing the valuation of AUTHENTIC8 INTERNATIONAL INC.

- I obtained copies of the studies that had been done by financial analysts as to ACTIVCARD and other companies present in the same business sector;

- I familiarized myself with the specific benefits stipulated in your contribution agreement, in the Stock Purchase Agreement and in the draft resolutions that will be submitted to you at the Special Meeting of Shareholders on April 10, 2001;

- I familiarized myself with the legal audit report from the firm of Clayton and Utz;


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

- I familiarized myself with the legal procedures performed by the law firm of Shearman & Sterling New York and the memorandum written by that same law firm;

- The Stock Purchase Agreement indicates that the sellers asserted that AUTHENTIC8 INTERNATIONAL INC. was not facing any dispute or legal action to hold it liable;

    2.2 Limits of My Work

Due to the fairly recent formation of the company whose shares are being contributed, I was not able to have any detailed forecast plans beyond the current year. I did not have access to any opinion reports on the company's valuation.

III - DESCRIPTION AND VALUATION OF CONTRIBUTIONS

Pursuant to the contract signed on March 8, 2001, the contribution under consideration involves all the shares that have been issued by AUTHENTIC8 INTERNATIONAL INC. The total value attributed to these contributions is US$41,959,644, i.e. based on the March 8, 2001 exchange rate of one US dollar for 7.04345 francs, 295,540,654.53 francs.

    3.1 Description of Methods Used

To do a valuation of the targeted company, your company retained the services of an independent professional, who assisted it in its negotiation. It used its internal departments, which did a number of calculations or approximations to look for the method best suited to the high tech sector and to the market segment concerning Internet security in which AUTHENTIC8 INTERNATIONAL INC. operates.

A sample of comparable companies was selected and comparison criteria were used to determine a market value based on last year's current revenue, the current revenue forecast for the year in progress and a ratio of the number of employees or engineers.

Therefore, the solution that was adopted deviates from the practice that recommends doing a multi-criteria analysis.

The avoidance of the methods that are generally used can be explained as follows:


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    o   As a rule, the intrinsic value is determined by restating future cash flows. At the same time, it presupposes being able to commit over a sufficiently stable past activity and having operating forecasts whose consistency and likelihood reduce the randomness. In this specific case, the nascent business does not meet those requirements.

    o Comparison with recent transactions is difficult, because there are no directly comparable transactions in terms of size, geographic origin and market involved.

With the method that was used, AUTHENTIC8 INTERNATIONAL INC. is valued at figures ranging from US$7.4 million to US$283.2 million.

With a more in-depth analysis of these valuation criteria, that range narrows to US$50 million to US$162 million.

Taking into account a 20% discount to account for the illiquidity of the shares reduces the terms of this approximation to values that range from US$40 million to US$129 million. Therefore, the value of the transaction that was finally used is close to the bottom end of that range.

    3.2 Identification of Methods Discarded

Aside from the intrinsic value and comparison with recent transactions, other usual methods were discarded, such as:

    o   revalued net assets,

    o   multiples of profitability ratios,

    o   capitalization of dividends.

These choices are justified by the fact that:

    o the nature of the business does not involve any large material investments and is essentially based on intellectual services, which do not lend themselves to accounting capitalization;

    o profitability-based criteria cannot be used when a profit is not going to be shown within a reasonably estimated time period.


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

    3.3 Evaluation of Choice of Methods Used

Due to the characteristics of the company and the market in which it operates, the choice of the methods does not seem open to challenge and, moreover, corresponds to the practices that are currently adopted in this field.

Nevertheless, the use of a single criterion and the determination by using figures within a broad range constitute weakness factors that are due, admittedly, to a very great volatility of valuations made by the financial market.

    3.4 Valuation of Shares Contributed

The lack of any business forecasts is due to the uncertainty of the business climate in terms of future performance.

Moreover, in the eyes of the acquiring company, the fairly recent formation of the company whose shares are being contributed did not justify the utility of issuing an opinion on the legal and financial aspects.

The essential facts that served as a basis for the negotiations that were conducted for this transaction concern:

    o A technology that, even though it cannot be covered under exclusive legal protection, is a strength due to the importance and quality of the work that underlies it and gives its holder a considerable lead.

    o A team on which guarantees, no matter how imperfect they may be, provide relative assurance that it will remain solid for the contractually defined period.

    o Customers whose information currently known constitutes precious references.

Therefore, the proposed valuation represents a dynamic anticipation of the changes in the market and is the result of a negotiation conducted based on strategic considerations.

IV - CONSIDERATION RECEIVED IN EXCHANGE FOR CONTRIBUTION

    5.1 Cash payment and capital increase in compensation for the contribution in kind that the contributors are making to ACTIVCARD


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

Pursuant to the contract signed on March 8, 2001, this contribution will be compensated by the payment in cash of US$24,309,644, based on the March 8, 2001 exchange rate of one US dollar for 7.04345 francs, i.e. 171,223,762.03 francs and by issuing 1,000,000 common shares of your company issued at a price of US$17.65, i.e. 124.32 francs, each.

Consequently, your company will increase its capital by 6,250,000 francs, i.e. 1,000,000 shares of 6.25 francs each. It will thereby increase its capital from 249,386,562.50 francs to 255,636,562.50 francs.

    5.2 Contribution Premium

The issuance of these new shares will give rise to a contribution premium of 118,066,892.50 francs, i.e. the difference between:

    - the value of the contributions                   295,540,654.53 francs

    - and the amount paid in cash                      171,223,762.03 francs

    - and the amount of the capital increase           6,250,000.00 francs

V - DESCRIPTION AND EVALUATION OF SPECIFIC BENEFITS

    5.1 Description of Specific Benefits

    a) Payment in Cash

The contribution of all shares of AUTHENTIC8 INTERNATIONAL INC. to your company is compensated, for part, by a payment in cash of US$24,309,644, based on the March 8, 2001 exchange rate of one US dollar for 7.04345 francs, i.e. 171,223,762.03 francs. That payment in cash is protected from the ups and downs of AUTHENTIC8 INTERNATIONAL INC.

The contribution contract refers to sections 2.03 and 2.04 of the Stock Purchase Agreement and the Purchase Warrant Agreement, pursuant to which the contributors will be entitled to receive, as a result of their contribution, the following two additional payments:


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

    b) Revenue Earn-Out

On the date this transaction is conducted, the contributors will receive 145,000 stock-subscription warrants at the issue price of 0.1 franc per warrant. Each warrant gives the right to subscribe for one new share of your company, nominal value 6.25 francs, for a price of US$18.5. These warrants may be exercised only if the audited consolidated gross revenues for fiscal year 2001 of the company AUTHENTIC8 INTERNATIONAL INC. exceed US$7,000,000. The conditions for determining the consolidated gross revenues are indicated in section 2.03 of the Stock Purchase Agreement and are based specifically on applying the US generally accepted accounting principles. These warrants will be exercisable once the aforementioned conditions have been met and for 90 days as of that date.

    c) Contract Earn-Out

On the date this transaction is conducted, the contributors will receive 145,000 stock-subscription warrants at the issue price of 0.1 franc per warrant. Each warrant gives the right to subscribe for one new share of your company, nominal value 6.25 francs, for a price of US$18.5. These warrants may be exercised only if AUTHENTIC8 INTERNATIONAL INC. and a telecommunications operator mentioned in the Stock Purchase Agreement execute an agreement providing for the establishment of a partnership whose purpose would be outside communication at Internet customers before March 31, 2001 inclusive. If the partnership agreement is not signed before March 31, 2001 inclusive, that date will be extended until June 30, 2001, if at the end of the negotiations, a letter of intent is signed before March 31, 2001 between AUTHENTIC8 INTERNATIONAL INC. and the telecommunications operator stating the conditions under which they intend to establish the aforementioned partnership.

The specific benefits mentioned in paragraphs a) and b) are separate and cumulative.

If the aforementioned conditions are met, your company will owe the contributors two sums of US$2,682,500. These claims held against your company will be considered certain, liquid and payable with respect to the contributors. They will be paid in by offset against the issue price of the shares issued due to the exercise of the aforementioned warrants.


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Pursuant to the provisions of article L. 228-95 of the Commercial Code, a resolution will be submitted to your Special Meeting of Shareholders on April 10, 2001 seeking to eliminate the preemptive right on the shares issued when those warrants are exercised. A capital increase in the maximum amount of 1,812,500 francs and the issuance of 290,000 new shares, which will result from the exercise of those warrants, will be submitted for your approval.

    5.2 Valuation of Specific Benefits Granted

These specific benefits granted and described in paragraph 5.1 are contingent upon meeting two conditions, one of which pertains to the maximum consolidated gross revenues for fiscal year 2001 and the other of which pertains to the execution of a contract.

As of the date this report is being written, neither of these two conditions has been met. It is up to you to evaluate the specific benefit constituted by a capital increase reserved for the contributors in return for meeting the aforementioned conditions. Moreover, the shares whose creation is being considered will be issued at US$18.5 per share, a price that is currently higher than the price of your company's stock listed on the NASDAQ market.

VI - CONCLUSION

    6.1 Limits of My Work

The transaction that is being submitted for your approval is in a context characterized by several factors that limit the scope of the procedures.
Specifically:

    - AUTHENTIC8 INTERNATIONAL INC. has not prepared any business forecasts beyond the current year;

    -   No opinion report on the valuation of the company was issued;

    - The developments are based in large part on negotiations in progress with the clients affected by the applications currently developed.

All these uncertainties may affect my assessment of the proposed valuation significantly.

    6.2 Conclusion as to Valuation of Contributions

The proposed price is the result of a negotiation conducted based on strategic considerations.


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

With respect to the number of employees and the gross revenues forecast over the current fiscal year, it represents a ratio that is within the range of results obtained by comparable companies. Insofar as this criterion, which ultimately represents the only approach actually used, can be considered sufficient, we can estimate that the total value of the contributions corresponds at least to the par value of the shares that are to be issued, plus the issue premium.

    6.3 Conclusion as to Evaluation of Specific Benefits Granted

If the conditions described in paragraph 5.1 above are respected, each warrant will give the right to subscribe for one new share of your company, nominal value 6.25 francs, at the price of US$18.5. The warrant-exercise price is set at a unit price higher than your company's current price on the NASDAQ market.

I have no other observation to make on the specific benefits.

                                               Paris, March 30, 2001
                                                    [signature]
                                                   Didier Kling
                                               Contributions Auditor


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       List of documents disclosed to Mr. Didier Kling in connection with his mission as contributions auditor regarding the contribution of all shares of AUTHENTIC8 INTERNATIONAL INC.

1. Signed copy of the Stock Purchase Agreement dated February 15, 2001, including all its annexes (Annex A, Exhibits A to K and Schedules);

2.  Contribution Contract dated March 8, 2001;

3.  Bylaws and K-bis extract of ActivCard;

4.  1999 annual report of ActivCard;

5. General report from ActivCard's independent auditors for the fiscal year ended December 31, 1999;

6. Draft financial statements of ActivCard for the fiscal year ended December 31, 2000;

7. Press release from ActivCard on the consolidated financial statements as of December 31, 2000;

8.  Reports from financial analysts concerning ActivCard;

9. Press release from ActivCard regarding the acquisition of Authentic8 International Inc.;

10. Draft report from the board of directors to the special meeting of shareholders of ActivCard on April 10, 2001;

11. Draft resolutions proposed to the special meeting of shareholders of ActivCard on April 10, 2001;

12. ActivCard's Board of Directors Presentation dated December 19, 2000;

13. Report from Ernst & Young on the consolidated financial statements of Authentic8 International Inc.;

14. Memorandum prepared by ActivCard on the valuation of Authentic8 International Inc.;

15. Public Information Packages regarding the companies used as comparison (Cylink Corp., Entrust Technologies, ISS Group, Inc., Netegrity, Inc., RSA Security, Inc., Symantec Corp. and V-One Corporation);

16. Restated and Amended Certificate of Incorporation of Authentic8 International Inc.;


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17. Documents summarizing the main contracts executed by the companies of the
    Authentic8 group in the following areas: Resale, Supplier and Customer Agreements; License and Maintenance Agreements; Non-Competition Agreements;

18. Auditor's Report from the firm of Clayton Utz dated February 6, 2001;

19. Memorandums prepared by Shearman and Sterling New York dated December 21, 2000 and March 30, 2001.



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                        [Shearman & Sterling Letterhead]







                                  April 6, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Filing Desk

            ActivCard S.A.; Form 6-K Report of Foreign Private Issuer
            ---------------------------------------------------------

Dear Sir or Madam:

              Attached for filing on behalf of our client ActivCard S.A. (the "Company"), organized under the laws of the Republic of France, is the Company's Current Report on Form 6-K as required under the Securities and Exchange Act of 1934.

              If you have any questions regarding this filing, please contact the undersigned at (212) 848-7620.

                                              Very truly yours,



                                              /s/ Richard B. Vilsoet
                                              ----------------------------------